                                                                       EXHIBIT 1

                   [CANWEST GLOBAL COMMUNICATIONS CORP. LOGO]
                                  NEWS RELEASE

For Immediate Release
December 3, 2003

       NETWORK TEN REPORTS RECORD EBITDA FOR FIRST QUARTER OF FISCAL 2004 Higher dividend will further increase second quarter cash distributions to CanWest

Winnipeg - CanWest Global Communications Corp. announced today that its Australian media operation, Network TEN, had recorded another record quarter for the three-month period ended November 30, 2003. TEN's quarterly earnings before interest, taxes, depreciation and amortization (EBITDA) rose to A$105 million compared to A$74 million for the corresponding quarter last year, a gain of 37%. The dramatic EBITDA increase was fueled in large part by a 20% increase in television revenues at TEN.

In the light of these excellent results, TEN announced an increase in its December interim dividend payment to A$0.097 per share from the A$0.08 per share dividend forecast earlier this year. The interim dividend is in addition to a special dividend of A$0.055 per share, which TEN had previously declared. As a result of the increase in the interim dividend, total cash distributions to CanWest in the second quarter of fiscal 2004 increase to A$102 million from the A$93 million previously estimated.

TEN expects to declare its second dividend in respect of its 2004 fiscal year in June 2004.

Leonard Asper, CanWest's President and Chief Executive Officer, attending TEN's annual general meeting in Sydney said "TEN has made an exceptional start to the year. These outstanding results were driven by TEN's brilliant programming strategy, excellent television ratings, and increased audience share, all in a very strong Australian advertising market. TEN continues to dominate its target 16-39 year old demographic, while growing audiences among all viewers in Australia. We fully expect this strong positive momentum to continue as the year progresses."

TEN's Executive Chairman, Nick Falloon, pointed out that the record results for the quarter were achieved in a challenging programming environment, which included stiff competition from the Rugby World Cup, hosted by Australia. "We are extremely pleased with the ratings success of our domestic programs, such as Australian Idol and Big Brother and a solid mix of Australian drama and sports, together with international hits such as The Simpson's, Everybody Loves Raymond and Punk'd," Falloon said.

This press release contains certain comments or forward-looking statements that are based largely on the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, websites and radio stations and networks in Canada, New Zealand, Australia, Ireland and the United Kingdom. The Company's program production and distribution division operates in several countries throughout the world.

For more information, please contact:

Geoffrey Elliot                           or     John Maguire
Vice President, Corporate Affairs                Chief Financial Officer
Tel:   (204) 956-2025                            Tel:  (204) 956-2025
Fax:  (204) 947-9841                             Fax:  (204) 947-9841
gelliot@canwest.com                              jmaguire@canwest.com